UNITED STATES
:URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04014780

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM 2/17

RECEIVED
DEC 30 2004

SEC FILE NUMBER
8- 48696

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/2003 (MM/DD/YY) AND ENDING 10/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Investor Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Water Street
(No. and Street)

New York (City) NY (State) 10041 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edwin R. Corneiro 212-908-7044
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

PROCESSED
FEB 09 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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National Investor Services Corp.

Statement of Financial Condition
October 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
National Investor Services Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of National Investor Services Corp. at October 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

December 20, 2004

National Investor Services Corp.
Statement of Financial Condition
October 31, 2004
(In thousands)

Assets		
Cash	$	101,341
Securities owned, at market value		7,636
Receivable from brokers, dealers and clearing organizations		88,384
Deposits paid for securities borrowed		91,845
Receivable from customers		3,468,198
Deposits with clearing organizations		44,068
Receivable from Parent		238,269
Memberships in exchanges, at cost (market value $1,303)		1,785
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $704		156
Goodwill		6,740
Other assets		18,471
Total assets	$	4,066,893
Liabilities and stockholder's equity		
Liabilities		
Bank overdrafts	$	43,309
Securities sold, not yet purchased, at market value		758
Payable to brokers, dealers and clearing organizations		77,624
Deposits received for securities loaned		1,081,561
Payable to customers		1,701,342
Payable to affiliates		39,464
Accounts payable, accrued expenses and other liabilities		23,451
		2,967,509
Commitments and contingent liabilities (Notes 6 and 9)		
Stockholder's equity	$	1,099,384
Total liabilities and stockholder's equity	$	4,066,893

The accompanying notes are an integral part of this financial statement.

1. Organization and Significant Accounting Policies

National Investor Services Corp. (the "Company") primarily provides clearance and execution services to affiliated and non-affiliated broker-dealers. The Company is registered with the National Association of Securities Dealers, Inc. ("NASD"), the Securities and Exchange Commission (the "SEC") and is a member firm of the New York Stock Exchange, Inc. (the "NYSE") and other exchanges. The Company is a wholly owned subsidiary of TD Waterhouse Group, Inc. ("the Parent"). The Parent is a wholly owned subsidiary of The Toronto-Dominion Bank ("TD Bank").

Securities owned and securities sold, not yet purchased are recorded at market value.

Customers' securities transactions are recorded on a settlement date basis.

Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash collateral advanced or received. Deposits paid for securities borrowed transactions require the Company to deposit cash with the lender. With respect to deposits received for securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Depreciation of furniture and equipment is provided on a straight-line basis generally using estimated useful lives of two to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease terms or their estimated useful lives.

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired.

Memberships in exchanges are carried at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Management estimates that the carrying value of financial instruments recognized on the Statement of Financial Condition (including deposits, receivables, payables and borrowings) approximates their fair value, as such financial instruments are either reported at market value, are short-term in nature or bear interest at current market rates.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations as of October 31, 2004, which are recorded at contract value, comprise the following:

(In thousands)

Receivable	
Securities failed to deliver	$ 17,375
Clearing organizations	126
Affiliated brokers	66,360
Other	4,523
Total	$ 88,384
Payable	
Securities failed to receive	$ 31,921
Clearing organizations	45,557
Other	146
Total	$ 77,624

3. Receivable from and Payable to Customers

Receivables from customers are generally collateralized by marketable securities. An allowance for doubtful accounts is established for unsecured or partially secured amounts. Receivable from customers is reported net of an allowance for doubtful accounts of $7,483. As of October 31, 2004, receivable from customers includes $416, representing accounts of executive officers and directors.

Payables to customers primarily represent free credit balances in customers' accounts. The Company pays customers interest on certain free credit balances at a rate based on prevailing short-term money market rates.

4. Financing Activities

Bank loans and overdrafts represent short-term borrowings which bear interest at a fluctuating rate based primarily on the Federal funds rate (average rate of 1.17% for the year ending October 31, 2004).

Deposits received for securities loaned primarily represent short-term financing transactions which bear interest based on prevailing market rates (average rate of .90% for the year ending October 31, 2004).

The Company maintains available bank credit lines totaling $1,605,000 at October 31, 2004. Included within the October 31, 2004 balance is a bank credit line of $1,000,000 with TD Bank. All the lines require collateralization when drawn upon and bear interest at a rate based on the Federal funds rate plus a spread. At October 31, 2004, there were no amounts outstanding under these credit lines.

5. Related Party Transactions

The Company provides clearance and other related services to affiliated broker-dealers based on a per trade charge. At October 31, 2004, other assets include $1,026 from an affiliated broker-dealer.

(In thousands) 5

The Company remits to an affiliate a portion of the interest it earns on customer margin accounts introduced by that affiliate.

The Company serves as a transfer agent to several mutual funds managed by an affiliated investment advisor.

The Parent offers a profit-sharing plan to eligible employees of the Company. The Parent also offers a 401(k) plan to eligible employees of the Company.

In July 2004, an agreement was reached between an affiliate and the Company to equally share marketing expenses. As of October 31, 2004, all amounts due to the affiliate have been satisfied through the intercompany account.

TD Bank offers phantom share unit plans to certain employees of the Company. Under these plans, participants are granted phantom share units equivalent to TD Bank's common stock that generally vest over three to four years. At the maturity date, the participant receives cash representing the value of the phantom share units or the appreciation in the value of the phantom share units dependent on the plan.

An affiliate performs certain support services (e.g., accounting, legal, human resources) for the Company.

The Company leases all of its office space from an affiliate as described in Note 6.

In the normal course of business, the Parent borrows money from the Company to finance its investing activities. Such borrowings are receivable on or before October 31, 2006 and are interest bearing at a fixed rate of 2.25% as of October 31, 2004. At October 31, 2004, the Company had a receivable from the Parent of $238,269 for such borrowings. The Company generally settles all other intercompany transactions described above on a current basis.

6. Commitments and Contingent Liabilities

An affiliate is obligated under a noncancelable operating lease for office space used by the Company. While the Company has not formally assumed this lease obligation nor entered into a sublease with the affiliate, the Company intends to fulfill the affiliate's obligations under such lease. Future minimum rental commitments under this lease are as follows:

2005	$ 1,671
2006	1,671
2007	1,393
	$ 4,735

7. Net Capital Requirements

As a registered broker-dealer and member firm of the NYSE, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the alternative method which requires that the Company maintain minimum net capital equal to the greater of $1,500 or 2% of aggregate debit

(In thousands)

items arising from customer transactions. Additionally, the NYSE may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit the Company from expanding its business and declaring dividends if its net capital is less than 5% of aggregate debit items.

At October 31, 2004, the Company had net capital of $749,910, which was 19.56% of aggregate debit items and $673,233 in excess of required net capital. Further, the amounts in excess of 4% and 5% of aggregate debit items were $596,555 and $558,217, respectively.

In accordance with the Securities and Exchange Commission's No-Action Letter dated November 3, 1998, the Company has computed a reserve requirement for the proprietary accounts of introducing brokers as of October 31, 2004. The Company had no deposit requirement at that date.

8. Income Taxes

The Company files a consolidated Federal income tax return, and combined state and local tax returns with the Parent and other related affiliates.

The Company is subject to a tax allocation agreement entered into with and among its Parent and related affiliates. Such agreement requires the Company to pay the Parent payments in lieu of tax at a rate equal to the effective tax rate of the consolidated group as applied to its income before Federal, state and local income taxes.

The Parent requires payment from the Company on a current basis for deferred tax liabilities and reimburses the Company on a current basis for deferred tax assets. As of October 31, 2004, all amounts due to or from the Parent for income taxes, including deferred taxes, have been satisfied through the intercompany account.

9. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of the customers introduced by other broker-dealers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transactions. There is a concentration of securities transactions introduced by affiliated broker-dealers. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual capital requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no liability is carried in the statement of financial condition for these transactions.

In the normal course of business, the Company may deliver securities as collateral in support of various secured financing sources such as bank loans and securities loaned. Additionally, the Company delivers customer securities as collateral to satisfy margin deposits of various clearing organizations. In the event the counterparty is unable to meet its contracted obligation to return customer securities delivered as collateral, the Company may be obligated to purchase the securities in order to return them to the owner. In such circumstances, the Company may incur a

loss up to the amount by which the market value of the securities exceeds the value of the loan or other collateral received or in the possession or control of the Company.

For transactions in which the Company extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests customers to deposit additional collateral or reduce securities positions, when necessary.

The Company conducts business with broker-dealers, clearing organizations and depositories that are primarily located in the New York area. Banking activities are conducted mainly with New York commercial banks to support customer securities activities. The majority of the Company's transactions and, consequently, the concentration of its credit exposures are with customers, broker-dealers and other financial institutions in the United States. These result in credit exposure in the event that the counterparty fails to fulfill its contractual obligations. The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial conditions and credit ratings. The Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in collateral levels, as appropriate.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

10. Collateral Pledged

As of October 31, 2004, the Company has received collateral primarily in connection with securities borrowed and customer margin loans with a market value of approximately $4,914,902, which it can sell or re-pledge. Of this amount, approximately, $1,449,123, has been pledged or sold as of October 31, 2004 in connection with securities loans, bank borrowings, and deposits with clearing organizations.

11. Goodwill

Goodwill and intangible assets with an indefinite useful life are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Other intangible assets should be amortized over their useful lives. There were no changes during the year in the aggregate amount of goodwill as a result of acquisitions, impairments or disposals of a reporting unit.